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Argentex Increases Pingüino Silver-Gold Project Mineral Resource
Estimate to 26.7 Million Ounces Ag Eq. @ 132.3 g/t Ag Eq. Indicated
and 7.0 Million Ounces Ag Eq. @ 98.0 g/t Ag Eq. Inferred.

Vancouver, BC, Canada – August 21, 2014 - Argentex Mining Corporation ("Argentex" or the "Company") (TSX-V: ATX, OTCQB: AGXMF) is pleased to announce the results of the updated National Instrument (“NI”) 43-101 compliant Mineral Resource Estimate (the Report) undertaken by Mine Development Associates ("MDA") of Reno, Nevada. This Report incorporates drilling and trenching results from 2013 on the Company’s 100%-owned Pingüino Silver-Gold Project, located in Santa Cruz province, Argentina.

Highlights:

  Increase in indicated category Ag eq. ounces by 13% (3.0 million additional Ag Eq. ounces to a total of 26.7 Million Ounces Ag Eq. @ 132.3 g/t Ag Eq)
  Increase in inferred category Ag Eq. ounces by 49% (2.3 million additional Ag Eq. ounces to a total of 7.0 Million Ounces Ag Eq. @ 98.0 g/t Ag Eq.).
  Four new veins were added to the resource to bring the total number of veins included in the updated resource estimate to twelve.
  More than sixty veins remain to be fully tested in vein structures that remain open in all directions

"This significant increase in the resource estimate follows our latest phase of exploration in the oxidation zone and further supports our belief in the potential for the future development of the Pingüino project. The increase resulted from the addition of four veins to the resource, as well as further drilling and trenching on certain veins included in the previous resource estimate of January 31st, 2013. The increase in enriched Ag/Au grade oxide material continues to point to the potential to evaluate a staged development of the project and while the long-term future of Pingüino lies in the primary mineralisation, this high-grade oxide material could make an initial low-cost oxide operation feasible. The oxide material is enriched in Ag/Au, whilst the primary mineralisation comprises either Ag-Au or Ag-Au-Zn-Pb sulphide mineralisation,” commented Mike Brown, President and CEO of Argentex. “These results, coupled with our understanding of the deposit and its expansion potential, will provide a solid foundation to our recently announced strategic review.

Table 1: Resource Summary

Indicated	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag eq	Au	Zn	Pb
6,281	132.3	103.4	0.58	0.77	0.54	20,877.0	26,717.0	116.8	107,225	74,993

Inferred	Grade (g/t)			Grade		Ounces (000's)			Pounds (000's)
Tonnes ('000)	Ag eq.	Ag	Au	Zn (%)	Pb (%)	Ag	Ag eq	Au	Zn	Pb
2,207	98.0	65.3	0.66	0.52	0.35	4,632.0	6,957.0	46.5	25,378	17,062

1.	Ag equivalent grade = Ag grade + (Au grade * 50) (Rounding may cause apparent discrepancies).
2.

Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the estimated Mineral Resources will be converted into Mineral Reserves. All Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the Standards Committee on Reserve Definitions and adopted by the CIM Council on December 11, 2005 and updated on November 27, 2010 and on May 10, 2014.

3.

Two cutoffs are used for reporting the resources: 40g/t AgEq for elevations above 270m, and 100g/t AgEq for elevations below 270m elevation. Average surface elevations at Pingüino are around 400 metres above sea-level.

4.	MDA reports resources at cutoffs that are reasonable for deposits of this nature given anticipated mining methods and plant processing costs, while also considering economic conditions.
5.	For the Luna, Savary and CSV veins, resources were reported only for those that fell within a floated cone based on reasonable assumptions and prices for resource reporting for open pit mining.
6.	Grades presented are in situ and have been reported to 3m by 6m by 4m (high) blocks.
7.

Tonnes reported are for all veins, as are gold and silver grades and ounces, but zinc and lead pounds and grades are exclusive of Luna, Savary, Karina, and CSV veins, which did not have zinc and lead estimated.

8.	All equivalent ounces for silver and gold were calculated by Argentex.

The varying cutoffs used in the resource model are given below:

Table 2: Resource estimate by cut-off grades (Ag Eq)

Indicated
Cut Off Ag Eq.	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
(g/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000's oz)	(000's oz)	(000's oz)	(000's lbs)	(000's lbs)
20	11,635	86.4	66.6	0.40	0.78	0.44	24,897	32,327	149	199,614	112,511
40	6,918	125.7	97.8	0.56	0.94	0.55	21,747	27,967	124	142,729	84,365
Reported	6,281.0	132.3	103.4	0.58	0.77	0.54	20,877	26,717	117	107,225	74,993
60	4,552	165.6	130.5	0.70	0.99	0.63	19,102	24,237	103	99,633	63,010
80	3,229	205.2	163.9	0.83	1.02	0.68	17,014	21,304	86	72,514	48,664
100	2,442	242.5	196.0	0.93	0.98	0.72	15,389	19,034	73	52,862	38,549
150	1,401	332.7	276.0	1.14	0.78	0.75	12,432	14,992	51	24,154	23,237
200	912	418.9	355.0	1.28	0.63	0.77	10,409	12,284	38	12,756	15,575

Inferred
Cut Off Ag Eq.	Tonnes	Ag Eq.	Ag	Au	Zn	Pb	Ag	Ag Eq	Au	Zn	Pb
(g/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000's oz)	(000's oz)	(000's oz)	(000's lbs)	(000's lbs)
20	6,043	57.6	39.3	0.37	0.64	0.29	7,631	11,206	72	84,880	38,344
40	2,921	89.1	59.5	0.59	0.85	0.37	5,590	8,365	56	54,659	23,733
Reported	2,207	98.0	65.3	0.66	0.52	0.35	4,632	6,957	47	25,378	17,062
60	1,656	119.9	78.5	0.83	0.91	0.43	4,181	6,381	44	33,083	15,619
80	1,059	148.5	96.0	1.05	0.98	0.49	3,270	5,055	36	22,910	11,340
100	699	179.3	114.1	1.30	0.96	0.53	2,565	4,030	29	14,762	8,141
150	341	240.9	157.0	1.68	1.06	0.63	1,722	2,642	18	7,945	4,724
200	173	307.6	216.9	1.81	0.97	0.68	1,206	1,711	10	3,694	2,584

The tables below summarise the division of the resource estimate by oxidation state, as defined from drill logs. Oxidation levels typically range from 40-60m below the surface, although they can extend down to approximately 130m below the surface within the veins. These are reported at the variable cut-off grades (see note 4 above).

Table 3: Resource Composition by Oxidation State

Indicated	Cut-off	Tonnes	Ageq.	Ag	Au	Zn	Pb	Ag	Ageq	Au	Zn	Pb
Zone	(AgEqg/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000'soz)	(000'soz)	(000'soz)	(000'slbs)	(000'slbs)
Oxide	variable	2,802	145.2	114.1	0.62	0.07	0.32	10,276	13,081	56	4,324	19,768
Transitional	variable	717	134.5	106.6	0.56	0.23	0.41	2,458	3,103	13	3,595	6,500
Sulphide	variable	2,763	118.6	91.7	0.54	1.62	0.80	8,146	10,536	48	98,550	48,487
Total		6,282							26,720	117	106,469	74,755
Inferred	Cut-off	Tonnes	Ageq.	Ag	Au	Zn	Pb	Ag	Ageq	Au	Zn	Pb
Zone	(AgEqg/t)	(000's)	(g/t)	(g/t)	(g/t)%		%	(000'soz)	(000'soz)	(000'soz)	(000'slbs)	(000'slbs)
Oxide	variable	757	101.7	77.7	0.48	0.06	0.30	1,890	2,475	12	1,001	5,007
Transitional	variable	163	93.9	72.9	0.42	0.30	0.34	382	492	2	1,092	1,204
Sulphide	variable	1,287	96.5	57.1	0.79	0.77	0.38	2,363	3,993	33	21,907	10,818
Total		2,207							6,960	47	24,000	17,029

See notes for Table 1 for reporting details.

Discussion

The addition of the Karina, Savary, Luna and CSV veins in the Inferred category follows their discovery in the 2012 exploration program, and follow up drilling in the oxide zone in late 2013. The exhibited structural control of high-grade mineralisation by cross-cutting faults could offer significant potential to identify high-grade zones at depth. In general only the Marta Centro vein has been drilled to any significant depth (approximately 350m). The untested deeper extensions of the veins focusing on zones of cross-cutting structures for high-grade shoots are targets for resource expansion.

Of all metals listed and found in the veins, only silver, gold, zinc, and lead were modelled. Indium occurs at Pingüino associated with zinc in higher than anomalous grades in the polymetallic veins, but it was not modelled.

With only 12 of the 70 or more discovered veins included in the current estimate, the Company continues to believe in the potential of the mineral resource at Pingüino.

QAQC

A best-practices and increasingly stringent protocol for the collection, preparation and submission of rock samples for analysis was followed throughout the phases of exploration at Pingüino. All samples were analyzed by Acme Analytical Laboratories (“Acme Labs”) except for the 2006 drilling of Phase 2 which were sent to Alex Stewart (Assayers), Argentina, S.A. The current analytical protocol, which was largely instituted in 2007 for the Phase V drilling, and which constitutes the bulk of the assay data that contributed to the resource model, begins with all field samples being submitted to Acme Labs’ preparation laboratory in Mendoza, Argentina. From there, the sample pulps were sent to its laboratory in Vancouver for multi-element ICP-MS analysis (1DX procedure). Samples overlimit in silver, lead, zinc or copper were rerun by a high-detection limit ICP-ES procedure (Acme Labs code 7AR). Samples overlimit in silver from that procedure and, more recently, all gold assays >300 ppb were rerun by fire assay (G6 procedure). Acme Labs is an accredited ISO 9000:2001 full-service commercial laboratory with its head office in Vancouver. Quality control was maintained by submitting field blanks and duplicates, Company standards for the latest phase and by reviewing laboratory results of its own replicates, duplicates and analytical standards.

About Pingüino

Argentex's 10,000-hectare advanced silver and gold exploration Pingüino project is located in Argentina's Patagonia region, within the Deseado Massif of Santa Cruz province. The Deseado Massif is an active region of mining with four precious metal mines currently in production, and includes multiple active advanced and early stage exploration projects.

The Pingüino system has grown to 70+ individual veins, with a combined strike length approaching ~113 line-kilometers. The Pingüino project is unique within the Deseado Massif region of Santa Cruz province in that it contains two different and spatially distinct types of mineralization, one precious metal and the other sulphide-rich polymetallic. The Company continues to evaluate the geological model of sulphide-enriched potentially mineralized intrusives at depth, forming the probable source for the polymetallic veins exposed on surface.

Pingüino is easily accessible, situated approximately 400 meters above sea level in low-relief topography. An existing system of all-weather roads provides year-round access to the property.

The mineral resource estimate was prepared by Steven Ristorcelli, C. P. G., Principal Geologist at Mine Development Associates in Reno, Nevada in accordance with NI 43-101, and he is an independent "Qualified Person" as defined by NI 43-101. Mr. S. Ristorcelli has approved the details of the resource estimate as contained herewith.

All other content of this press release has been reviewed and approved by Mr. Mike Brown, MAIG, and he is a "Qualified Person" as defined by NI 43-101.

The Company expects a complete copy of the Report will be filed on SEDAR within 45 days of this press release.

About Argentex

Argentex Mining Corporation is an exploration company focused on advancing its Pingüino silver-gold project in Santa Cruz, Argentina. In total, Argentex owns 100% of the mineral rights to more than 37 properties located within approximately 136,087 hectares of highly prospective land located in the Santa Cruz and Rio Negro provinces.

Shares of Argentex common stock trade under the symbol ATX on the TSX Venture Exchange and under the symbol AGXMF on the OTCQB. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

On behalf of Argentex Mining Corporation:

"Michael Brown"
President and CEO

For additional information please contact:

Michael Brown
President and CEO
Phone: 604-568-2496
Email: info@argentexmining.com
www.argentexmining.com

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "plans", "may", "could", “potential”, "should", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements in this news release include those concerning management’s belief in the potential for the future development of the Pingüino project, that the increase in enriched Ag/Au grade material continues to point to the potential to evaluate a staged development of the project, that high grade oxide material could make an initial low cost oxide operation feasible, that these results, coupled with the Company’s understanding of the deposit and its expansion potential, will provide a solid foundation to the Company’s recently announced strategic review and that the exhibited structural control of high-grade mineralization by cross-cutting faults could offer significant potential to identify high-grade zones at depth.

Actual results may differ materially from those currently anticipated due to a number of factors beyond the Company's control. These risks and uncertainties include, among other things, the availability of the Company’s consultants and risks that are inherent in Argentex's operations including the risks that the Company may not find any minerals in commercially feasible quantity or raise enough money to fund its exploration and/or plans. These and other risks are described in the Company's Annual Information Form and other public disclosure documents filed on the SEDAR website maintained by the Canadian Securities Administrators and the EDGAR website maintained by the Securities and Exchange Commission.